

June 1, 2023

Mitch Reback
Chief Financial Officer
Sweetgreen, Inc.
3102 36th Street
Los Angeles, California 90018

> **Re: Sweetgreen, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2022**
> **Filed February 23, 2023**
> **Form 10-K/A for Fiscal Year Ended December 25, 2022**
> **Filed March 3, 2023**
> **Form 10-Q Filed May 5, 2023**
> **File No. 1-41069**

Dear Mitch Reback:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 25, 2022

Key Performance Metrics, page 60

1. In your tabular disclosure on page 61, you present numerous non-GAAP measures but do not disclose the comparable GAAP measures. Please revise to include the comparable GAAP measure for each non-GAAP measure presented with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) or Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Form 10-Q for Fiscal Quarter Ended March 26, 2023

Item 6. Exhibits
Exhibits 31.1 and 31.2, page 39

2.   Please tell us why the introductory language in paragraph 4 does not refer to internal control over financial reporting as defined in Exchange Act Rules 13(a)-15(f) and 15d-15(f). In addition, tell us why you have not provided a paragraph that indicates that you have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Refer to paragraph (b)(31) of Item 601 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ashley Van, Vice President and Controller